Filed by National Storage Affiliates Trust

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: National Storage Affiliates Trust

Commission File No.: 001-37351

The following was sent to National Storage Affiliates Trust (“NSA”) employees on March 20, 2026, in connection with Public Storage’s proposed acquisition of NSA.

National Storage Affiliates Trust (“NSA”) Merger With Public Storage

Transaction-Related Employee Frequently Asked Questions (“FAQs”)

The questions and answers below are provided as a general summary only. In the event of any conflict with the information in these FAQs, the terms and conditions of the merger agreement and all applicable plan documents, agreements, policies and programs will control. Nothing contained in these FAQs should be construed to constitute legal or tax advice. NSA (and its successors) reserves the right to amend, change or terminate any of its compensation and benefit plans, programs or policies in accordance with their terms at any time and in its discretion.

Treatment of NSA Equity Awards in the Merger

1.	What happens to my NSA restricted share awards in the merger?

If you have NSA restricted shares that are unvested as of right before the merger closes, those shares will vest and restrictions will be lifted immediately before the merger takes effect and will be treated the same as a share of NSA stock in the merger. This means the shares participate in the merger in the same way as other NSA common shares, including receiving the applicable merger consideration.

2.	Does this treatment of NSA restricted share awards depend on continued employment after closing?

No. Vesting of your unvested restricted shares does not depend on continued employment after the merger closes.

3.	What happens to my Partnership LTIP Units in the merger?

If you hold Partnership LTIP Units that are unvested as of right before the partnership merger takes effect, those units generally will vest immediately before the partnership merger becomes effective as follows:

• Partnership LTIP Units that are subject to time-based vesting conditions only will vest in full and restrictions will be lifted; and

• Partnership LTIP Units that were subject to performance-based vesting conditions will vest in full, with achievement of target-level performance assumed, and restrictions will be lifted (performance-based Partnership LTIP Units granted in 2026 will be cancelled without payment).

4.	What happens after my Partnership LTIP Units vest?

The Partnership LTIP Units will be converted into the same number of Partnership OP Units. Once converted, your Partnership OP Units are treated the same as all other Partnership OP Units for purposes of the merger and they will be entitled to receive the same form and amount of merger consideration as other Partnership OP Units, subject to the terms of the merger agreement. We refer you to the “NSA OP Unitholder FAQ” filed by NSA with the SEC on March 18, 2026 for more details regarding the treatment of Partnership OP Units in the merger.

5.	Does this treatment of Partnership LTIP Units depend on continued employment after the merger?

No. The vesting and conversion of eligible Partnership LTIP Units do not depend on continued employment after the merger.

Fiscal Year 2026 (“FY 2026”) Annual Bonus

1.	Who does this apply to?

This summary applies to NSA corporate employees who are eligible for NSA’s annual cash bonus plan as of immediately before the closing of the merger.

2.	What happens to my FY 2026 bonus if the merger closes before bonuses are paid?

If the merger closes before FY 2026 bonuses are paid, eligible employees may receive a prorated FY 2026 bonus. The bonus is based on the target bonus amount, not actual performance, and is prorated based on how much of FY 2026 has passed before the merger closes (with such proration based on the number of days from January 1, 2026 through the merger date divided by 365).

3.	When will the bonus be paid?

Generally, FY 2026 bonuses will be paid as follows:

• If you remain employed after closing: the bonus will be paid promptly after you complete 90 days of employment following the merger closing.

• If you are terminated without cause before 90 days after closing: the bonus will be paid promptly following your termination, provided you sign and do not revoke a standard release of claims.

4.	Does this affect future bonuses or compensation?

No. This arrangement applies only to the FY 2026 annual cash bonus and is specific to the timing of the merger. It does not change future bonus plans or other compensation programs.

National Storage Affiliates Trust Severance Plan (the “Severance Plan”)

1.	Why am I receiving this information?

We adopted the Severance Plan and all full-time NSA employees (other than our executive officers who have individual employment agreements) are eligible for a separation package under the Severance Plan if their employment ends under qualifying circumstances and all conditions under the Severance Plan are met.

This FAQ explains, at a high level, what may happen if an eligible NSA employee’s employment ends because of events closely related to the completion of the merger. Individual outcomes depend on your specific situation.

2.	Will I automatically receive severance because of the completion of the merger?

No. Severance is not automatic. Under the Severance Plan, severance generally applies only if your employment ends under qualifying circumstances and conditions under the Severance Plan are met.

3.	What are the possible outcomes for employees?

Depending on business needs, you may:

• Remain employed by NSA or an affiliated entity (which, for the avoidance of doubt, would include employment with the surviving company in the mergers, as a successor to NSA);

• Receive an offer to continue employment with a buyer or successor entity (including, PSA); or

• Experience an employment separation.

4.	When might severance apply?

Severance may apply if:

• NSA or an affiliated entity (including, PSA as a successor to NSA and its affiliated entities) terminates your employment without “cause”; or

• For eligible corporate participants only, (i) if NSA or any affiliated entity terminates your employment without “cause” or (ii) if following a change in control only you resign for “good reason” and comply with notice and timing requirements.

5.	What is Good Reason?

“Good reason” only applies to corporate participants. This may include significant adverse changes to the terms and conditions of an eligible corporate participant’s employment following a “change in control”, such as a material reduction in pay or duties or a required relocation beyond specified limits. Good reason applies only to certain corporate employees and has procedural requirements, including notice and a cure period.

6.	Will the completion of the merger and the related transactions constitute a change in control under the Severance Plan?

Yes, the completion of the merger and the related transactions will qualify as a change in control under the Severance Plan.

7.	What benefits may be provided if I have a qualifying termination?

In addition to payment of accrued obligations (earned wages, accrued unused PTO, eligible prior-year bonus amounts, and reimbursable expenses), if you are severance eligible and after signing a required release, you may receive:

•	A lump-sum severance payment calculated as described in the tables below.

•	For eligible corporate participants only, potential outplacement services, if applicable.

•	For eligible field employees who receive NSA-provided housing, payment of the Housing Amount (as defined below) and calculated based on years of service and set forth in the table below.

8.	What is the severance formula for eligible corporate employees?

Corporate Participants: Severance Formula

Position	Level	Determination of Severance Multiple (For Determination of Number of Weeks of Weekly Base Pay and Weekly Bonus Amount)	Minimum Severance Multiple	Maximum Severance Multiple
Tier 1	Senior Vice Presidents	Twenty (20) weeks plus four (4) additional weeks for each Year of Service	Twenty (20)	Fifty-two (52)
Tier 2	Vice Presidents	Sixteen (16) weeks plus four (4) additional weeks for each Year of Service	Sixteen (16)	Thirty-six (36)
Tier 3	Directors and Senior Directors	Twelve (12) weeks plus four (4) additional weeks for each Year of Service	Twelve (12)	Twenty-four (24)
Tier 4	Managers and Senior Managers	Eight (8) weeks plus two (2) additional weeks for each Year of Service	Eight (8)	Sixteen (16)
Tier 5	All other Corporate Participants	Four (4) weeks plus two (2) additional weeks for each Year of Service	Four (4)	Twelve (12)

9.	How are Years of Service calculated under the Severance Plan for corporate employees?

Years of Service generally means your total period of continuous employment with NSA (and any eligible affiliated entity), measured from your most recent hire date through your termination date. With respect to a partial year of employment this will be prorated based on the number of months rounded to the nearest whole month. For example, for a corporate employee who was employed for two years and six months the Years of Service is 2.5 which would qualify for the base severance set forth in the chart above (determined by such employee’s position) and the additional weeks of severance will be based on 2.5 (e.g., for a Director level, 2.5 YOS x 4 weeks would produce an additional 10 weeks of severance, which when combined with the minimum 12 weeks would equal 22 total weeks).

10.	What is the severance formula for eligible field employees?

Field Participants: Severance Formula

Tier	Years of Service	Severance Multiple (For Determination of Number of Weeks of Weekly Base Pay )
Tier 1	Eight (8) or more Years of Service	Twelve (12)
Tier 2	At least six (6) Years of Service but less than eight (8) Years of Service	Ten (10)
Tier 3	At least four (4) Years of Service but less than six (6) Years of Service	Eight (8)
Tier 4	At least two (2) Years of Service but less than four (4) Years of Service	Six (6)
Tier 5	Less than two (2) Years of Service	Four (4)

Field Participants: Housing Amount Formula

Tier	Years of Service	Housing Amount ($)
Tier A	One (1) or more Years of Service	$3,000
Tier B	Less than one (1) Year of Service	$1,500

11.	How are Years of Service calculated under the Severance Plan for field employees?

Years of Service generally means your total period of continuous employment with NSA (and any eligible affiliated entity), measured from your most recent hire date through your termination date. With respect to a partial year of employment this will be prorated based on the number of months rounded to the nearest whole month. For example, for a field employee who was employed for three years and six months, the Years of Service is 3.5 which would qualify for Tier 4 severance benefits set forth in the chart above.

12.	When are severance payments made?

Severance is generally paid in a lump sum after the release becomes effective.

13.	Will my severance be reduced if I obtain new employment?

No. The Severance Plan does not require mitigation, and payments are not reduced due to subsequent employment.

14.	Can the Severance Plan be terminated or amended?

Prior to the completion of a change in control, NSA can amend or terminate the Severance Plan. During the one-year period following a change in control, the Severance Plan may not be terminated or amended in any way adverse to a participant.

Field Employees Receiving NSA Provided Living Quarters or Housing Benefits

1.	Who does this apply to and what is the Housing Amount?

If you are a field employee and receive NSA-provided living quarters or other housing benefits under a living quarters agreement as part of your employment (“housing benefits”), you may be eligible to receive a cash payment (the “Housing Amount”) under the terms of the Severance Plan. The Housing Amount is determined based on years of service and is set forth in the table above titled “Field Participants: Housing Amount Formula.”

2.	When am I eligible to receive the Housing Amount?

You may be eligible if all of the following apply:

•	You are a field employee receiving NSA-provided housing benefits;

•	You lose the right to occupy the same housing you had immediately before March 16, 2026;

•	This happens during the one-year period following March 16, 2026; and

•	You remain employed by NSA or an affiliated entity after losing the housing benefits.

3.	When will the Housing Amount be paid?

If you qualify, the Housing Amount will be paid as soon as administratively practicable after the date you lose your housing benefits (and in any event no later than 30 days after such date).

4.	Do I need to leave employment to receive the Housing Amount?

5.	No. The Housing Amount is specifically payable if you remain employed after losing the housing benefits. But if you subsequently experience a qualifying termination, you will not be eligible to receive the Housing Amount again as part of your severance benefits.

Important Note:
The above is a summary of select provisions of the Severance Plan and is meant to help explain the Severance Plan in plain language, but it does not include every detail. The official Severance Plan documents control eligibility and benefits. If there is any difference between this summary and the plan documents, the plan documents will apply. This summary does not amend or replace the Severance Plan.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and in Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which National Storage Affiliates Trust (“NSA”) and Public Storage operate, as well as beliefs and assumptions of NSA and Public Storage. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that NSA or Public Storage expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between NSA and Public Storage, rent and occupancy growth, acquisition and development activity, acquisition and disposition activity, general conditions in the geographic areas where NSA and Public Storage operate, NSA’s and Public Storage’s respective debt, capital structure and financial position and NSA’s and Public Storage’s respective ability to form new ventures. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to NSA’s ability to obtain the required shareholder and unitholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that NSA’s business will not be integrated successfully with Public Storage’s or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against NSA or its trustees, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of NSA and Public Storage management from ongoing business operations, will harm NSA’s and Public Storage’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact NSA’s and Public Storage’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring NSA to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of NSA and Public Storage to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Public Storage common stock to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect NSA’s or Public Storage’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting NSA’s or Public Storage’s properties; (xix) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xx) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxi) risks related to NSA’s and Public Storage’s investments in ventures, including NSA’s and Public Storage’s respective abilities to establish new ventures; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in NSA’s and Public Storage’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements,” respectively, and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by NSA or Public Storage, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither NSA nor Public Storage undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if NSA’s and Public Storage’s underlying assumptions prove to be incorrect, NSA’s, Public Storage’s and the combined company’s actual results may vary materially from what NSA or Public Storage may have expressed or implied by these forward-looking statements. NSA and Public Storage caution not to place undue reliance on any of NSA’s or Public Storage’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect NSA or Public Storage.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between NSA and Public Storage, Public Storage intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of NSA that also constitutes a prospectus of Public Storage (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to NSA’s shareholders seeking their approval of the proposed transaction and other related matters. Each of NSA and Public Storage may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that NSA or Public Storage (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NSA AND Public Storage ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by NSA and/or Public Storage, which contain important information, through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed by NSA with the SEC on NSA’s website at https://ir.nsastorage.com/sec-filings/all-sec-filings or by contacting NSA Investor Relations at ghoglund@nsareit.net. Security holders will also be able to obtain free copies of the documents filed by Public Storage with the SEC on Public Storage’s website at https://investors.publicstorage.com/financial-reports/sec-filings or by contacting Public Storage Investor Relations at investorrelations@publicstorage.com.

Participants in the Solicitation

NSA, Public Storage, their respective trustees and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from NSA’s shareholders in respect of the proposed transaction. Information about the trustees and executive officers of NSA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NSA’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “Our Board,” “How We Are Paid,” “Compensation Discussion and Analysis,” “Summary Compensation and Other Tables,” “Severance and Change in Control Arrangements,” “Certain Relationships and Related Transactions” and “Shareholder Ownership Information,” which was filed with the SEC on March 28, 2025, and in NSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 26, 2026. To the extent holdings of NSA’s securities by its trustees or executive officers have changed since the amounts set forth in NSA’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC, and available on the SEC’s website at www.sec.gov. Information about the trustees and executive officers of Public Storage, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Public Storage’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “2024 Trustee Compensation,” “Our Named Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Potential Payments Upon Termination or Change in Control,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Share Ownership of Trustees and Management,” which was filed with the SEC on March 28, 2025, in Public Storage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026, in Public Storage’s Form 8-K filed with the SEC on July 30, 2025, and in Public Storage’s Form 8-K filed with the SEC on February 12, 2026. To the extent holdings of Public Storage’s securities by its trustees or executive officers have changed since the amounts set forth in Public Storage’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from NSA or Public Storage using the sources indicated above.